UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Locker Group Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

027284108

(CUSIP Number)

Kyle S. Packer
1482 Aqua Vista Drive
Lawrenceburg, Indiana 47025
(513) 703-9311
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Bryan A. Jacobs, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
(513) 562-1456

September 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027284108
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kyle S. Packer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,599
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,599
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.64%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angela C. Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.50%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of the common stock, par value, $1.00 per share (the “Common Stock”) of American Locker Group Incorporated, a Delaware corporation whose principal executive offices are located at 2701 Regent Blvd., Suite 200, DFW Airport, Texas 75261 (the “Issuer”).  This Statement on Schedule 13D is being filed by Kyle S. Packer and Angela C. Packer (the “Reporting Persons”).

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.	Identity and Background

This Statement on Schedule 13D is being filed by Kyle S. Packer and his wife Angela C. Packer, both of whom are citizens of the United States of America, whose home address is 1482 Aqua Vista Drive Lawrenceburg, Indiana 47025 with a telephone number of (513) 703-9311.  Kyle S. Packer is the Chief Financial Officer of West Chester Holdings, Inc., a privately-held business.  Angela C. Packer is a Product Manager with Fidelity Investments.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were either of the Reporting Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the combined 86,799 shares of the Issuer’s Common Stock through open-market purchases using personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons have made this filing to reflect their individual equity interest in the Issuer.  The Reporting Persons holds this position as a personal investment based on the belief that the shares of Common Stock, when purchased, were undervalued and represent an attractive investment opportunity.  The Reporting Persons may acquire additional securities of the Issuer from time to time and may also make dispositions of such securities depending on various circumstances.

Except as set forth above and otherwise in the capacities therein described, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a)           See Item 11 and Item 13 of the cover page (1)

(b)           See Items 7 through 10 of the cover page (1)

(c)	During the sixty days prior to the date of the report, the Reporting Persons effected the following transactions in the Common Stock:

			Purchase Price
Date	Shares	Transaction Type	Per Share
08/14/2013	4,600	Open-Market Purchase	$1.70
08/16/2013	1,000	Open-Market Purchase	$1.71
08/19/2013	4,000	Open-Market Purchase	$1.76
08/28/2013	1,000	Open-Market Purchase	$1.91
08/30/2013	4,000	Open-Market Purchase	$2.00
09/16/2013	2,200	Open-Market Purchase	$2.08
09/17/2013	2,000	Open-Market Purchase	$2.00
09/18/2013	5,000	Open-Market Purchase	$2.00
09/23/2013	1,000	Open-Market Purchase	$2.01
09/24/2013	6,000	Open-Market Purchase	$2.01

(d)           NA

(e)           NA

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NA

Item 7.	Material to Be Filed as Exhibits

99.1           Joint Filing Agreement

99.2           Power of Attorney for Kyle S. Packer

99.3           Power of Attorney for Angela C. Packer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYLE S. PACKER By: /s/ Kyle S. Packer Date: September 30, 2013

ANGELA C. PACKER By: /s/ Angela C. Packer Date: September 30, 2013

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.